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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 7, 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH - 8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check market whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Summary

This report is being filed by Credit Suisse Group to be incorporated by reference in Post-Effective Amendment No. 1 to Credit Suisse Group’s Registration Statement on Form F-3 (file no. 333-132936).

CREDIT SUISSE GROUP
Paradeplatz 8	Telephone+41 844 33 88 44
P.O. Box	Fax+41 44 333 88 77
CH-8070 Zurich	media.relations@credit-suisse.com
Switzerland

Media Release

Annual General Meeting of Credit Suisse Group

All Proposals of the Board of Directors Approved

Zurich, May 4, 2007 At Credit Suisse Group’s Annual General Meeting today in Zurich, shareholders approved all of the proposals put forward by the Board of Directors. Oswald J. Grübel, who stepped down as CEO of Credit Suisse Group at the meeting, was thanked by Walter B. Kielholz, Chairman of the Board of Directors, for his significant contribution to the Group over almost 40 years.

The shareholders approved the proposed dividend of CHF 2.24 per share for the financial year 2006 and a par value reduction of CHF 0.46 per share as well as a share buy-back program of up to CHF 8 billion that will start on May 9, 2007 and run for a maximum of three years. The dividend will be paid on May 10, 2007, and the par value reduction on July 18, 2007.

Furthermore, the AGM re-elected the four Board Directors standing for re-election for a further period of three years: Noreen Doyle (with 98.62% of the shareholders’ votes represented), Aziz R.D. Syriani (93.18%), David W. Syz (99.14%) and Peter F. Weibel (99.12%).

In his speech, Walter B. Kielholz, Chairman of the Board of Directors, looked back on a successful anniversary year and a record result for Credit Suisse. “2006 was a memorable year for Credit Suisse; the bank not only celebrated its 150th anniversary, but also achieved the best financial result in its history. Furthermore, it launched the new, integrated business model, thereby laying the foundations for Credit Suisse’s future growth and long-term success.” In addition, Walter B. Kielholz acknowledged the achievements of the retiring CEO, Oswald J. Grübel, and introduced the new CEO, Brady W. Dougan, who will assume his new role on May 5, 2007. “Oswald Grübel has made an outstanding contribution to the success of Credit Suisse. He played a decisive role in the substantial increase in Credit Suisse’s profitability and created considerable value for the company’s shareholders. I am pleased that we have been able to appoint as his successor Brady Dougan, a proven leader with international banking experience from within the bank. This guarantees that Credit Suisse will be in a position to continue to implement its clearly defined, successful strategy under its new leadership.”

The speeches by Walter B. Kielholz and Oswald J. Grübel are available on the Internet at www.credit-suisse.com/agm.

Members of the Board of Directors

Walter B. Kielholz 1), Chairman	Anton van Rossum 2)
Hans-Ulrich Doerig 1) 4), Vice Chairman	Aziz R.D. Syriani 1) 2)
Thomas W. Bechtler 4)	David W. Syz 3)
Robert H. Benmosche 2)	Ernst Tanner 4)
Peter Brabeck-Letmathe	Richard E. Thornburgh 4)
Noreen Doyle 3)	Peter F. Weibel 1) 3)
Jean Lanier 3)

1) Member of the Chairman’s and Governance Committee, Chair Walter B. Kielholz

2) Member of the Compensation Committee, Chair Aziz R.D. Syriani

3) Member of the Audit Committee, Chair Peter F. Weibel

4) Member of the Risk Committee, Chair Hans-Ulrich Doerig

Information

Media Relations Credit Suisse, tel. +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, tel. +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse Group

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 45,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary Statement Regarding Forward-Looking and Non-GAAP Information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

—            Our plans, objectives or goals;

—            Our future economic performance or prospects;

—            The potential effect on our future performance of certain contingencies; and

—            Assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

—            The ability to maintain sufficient liquidity and access capital markets;

—            Market and interest rate fluctuations;

—            The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations             in particular;

—            The ability of counterparties to meet their obligations to us;

—            The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

—            Political and social developments, including war, civil unrest or terrorist activity;

—            The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our          operations;

—            Operational factors such as systems failure, human error, or the failure to implement procedures properly;

—            Actions taken by regulators with respect to our business and practices in one or more of the countries in which we     conduct our                 operations;

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—            The effects of changes in laws, regulations or accounting policies or practices;

—            Competition in geographic and business areas in which we conduct our operations;

—            The ability to retain and recruit qualified personnel;

—            The ability to maintain our reputation and promote our brand;

—            The ability to increase market share and control expenses;

—            Technological changes;

—            The timely development and acceptance of our new products and services and the perceived overall value of these products and                 services by users;

—            Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core        assets;

—            The adverse resolution of litigation and other contingencies; and

—            Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 - Key Information - Risk factors.

This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group’s Financial Review 1Q07 and Credit Suisse Group’s Financial Statements 1Q07.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date May 7, 2007	By	/s/ Urs Rohner
General Counsel (Signature)*

/s/ Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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